EXHIBIT 21.1

Pinnacle Entertainment, Inc.

List of Subsidiaries

Subsidiary	State of Organization

Belterra Resort Indiana, LLC	Nevada

Biloxi Casino Corp.	Mississippi

Boomtown, LLC	Delaware

Casino Magic Corp.	Minnesota

Casino Magic Buenos Aires, SA	Argentina

Casino Magic Europe, BV Netherlands	Netherlands

Casino Magic Hellas, SA (Greece)	Greece

Casino Magic Neuquen SA	Argentina

Casino Magic Support Services SA	Argentina

Casino One Corporation	Mississippi

Casino Parking, Inc.	Mississippi

Crystal Park Hotel and Casino Development Company, LLC	California

HP/Compton, Inc.	California

Louisiana-I Gaming, A Louisiana Partnership in Commendam	Louisiana

Ogle Haus, LLC	Indiana

PNK (BOSSIER CITY), INC.	Louisiana

PNK (LAKE CHARLES), L.L.C.	Louisiana

PNK (RENO), LLC	Nevada

PNK Development 1, Inc.	Delaware

PNK Development 2, Inc.	Delaware

PNK Development 3, Inc.	Delaware

Realty Investment Group, Inc.	Delaware

St. Louis Casino Corp.	Missouri